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                                                       Filed by ChoicePoint Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                               Subject Company: DBT Online, Inc.
                                              Registration Statement on Form S-4
                                                    (Registration No. 333-32438)



         On April 10, 2000, Derek V. Smith, Chairman and CEO of ChoicePoint Inc., a Georgia corporation ("ChoicePoint"), gave a presentation at the Robinson-Humphrey Conference (the "Conference"). The following excerpts from the transcript of the Conference presentation relate to the merger transaction between ChoicePoint and DBT Online, Inc.

         1.       On page 5 the following:

                  I will just kind of highlight some of those capabilities. One is the management of large databases. We have over 35 terabytes of data between ourselves and our soon to be merger partners DBT.

         2.       On page 8 the following:

                  And clearly our most significant activity to date is with our upcoming merger with DBT. Very quickly, DBT is one of the leading providers of public records to both the corporate and consumer market places. You may know them from their corporate products of AutoTrack, Insight and Forum (?), or their consumer product which is KnowX.com. There largest markets are in the local law enforcement market place as well as insurance claims adjusters. They are listed in the NYSE with a market cap in the $380-400 million range. Headquartered in Boca Raton, FL and have roughly 400 employees. With the merger, it will bring our business and government and insurance area roughly to about 50-50 in terms of the business relationship in the two sectors.

         3.       On page 9 the following:

                  How about DBT? How does DBT enhance some of those opportunities? First, it puts us clearly as the leading player in this particular niche of what otherwise is a highly fragmented public record market place. It significantly increases our ability to serve in two areas that ChoicePoint classically has not had significant market share. One is in the insurance claims area and second is in local law enforcement. We have done very well at the national/federal level, but DBT has got great expertise at the state/local level and together provides a great coverage base for us. Add to that as well the consumer market place, now we have in the public records everywhere from the largest corporation down to the consumer market place a very significant need for market share in that area. And they also bring to us we believe a very strong and enhanced board of directors. Four of the DBT directors will be joining us. We believe that indicates their excitement in ChoicePoint and where we are going in the future. Those include, Ken Langone, Bernie Marcus of Home Depot, Frank Borman, and Gary Betty who is the CEO of Earthlink, which just recently merged with MindSpring.

         4.       On pages 10-12 the following:

                  Alright, our next major issue really deals with technology and our ability to create a technological environment that is adaptive to the new world of information analysis and distribution. Very quickly what we are looking to do here is to better leverage our fixed cost infrastructure and create an environment where we can drive incremental revenue to a very low cost variable incremental cost structure. We realize that we have got to create a technology that is not only scaleable but very flexible so that we are in a position to be able to take advantage of what we think will be quick (?) emerging market places over the next several year period of time and clearly this environment is about the best people. Finding the best people, maintaining the best people and rewarding them so they feel and intricate part of the business. How does DBT help us in this particular strategic initiative? First off, the merger we think creates an opportunity to create between 10 and 20 million dollars of incremental savings within the first four quarters of our operation. We think it clearly accelerates our ability to create the premier public records' technology platform. Both of our two organizations were in the process of driving new technology solutions to the market. Combined we can do it, we think, at a much better cost and with an overall enhanced technology base that gives us some interesting new ways in which to go about it. DBT has an excellent customer service function that we think will provide much broader overall strength to our business.


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                  The next one really deals with the responsible use of
         information. We are going to continue to make it a point that public records and the type of information that we distribute is a powerful component that helps society and creates value to society when it is used responsibly. Our key initiative in the year 2000 is to make sure that not only do we have and maintain state of the art privacy principals, but we monitor comply and live up to what it is we say we are doing. We believe we are the only company in the United States that actually has a privacy committee at the board of directors' level. We are going to actively pursue and be able to try to engage in the debate of the responsible use of information and in doing so, we have commissioned a study on how society looks at public records and how society balances both the utility of those records and in fact the value associated with those records and the consumer's right to privacy. We expect that study to be released in the fall of this year.

                  DBT helps us in this regard as well. Now it allows us truly in the public record market place to set the standard. We feel that we will be looked at and viewed as the leader in responsible information and we are less concerned about other people doing things that would negatively impact our market place in general and our company in specific.

                  Next we will really quickly talk about the Web and Web environment. We believe ChoicePoint is positioned very well to become one of the leading content providers in this new information-based economy. You can see on the screen a series of products whether it deals with direct marketing distribution, vendor screen, pre-employment screening, public record environment or employee screening, it gives us a very strong sweep of eCommerce-based technology allowing for distribution primarily in the business to business market segment. We believe it is that segment, business to business, that offers ChoicePoint the most significant opportunity and in doing so what we are looking to do in the internet world is create strategic alliances and partnerships that really enhance one of three things. Either our data or data access our technological competencies or our market presence through creating new distribution outlets for our information technology products and services. And lastly, we believe that we will have a unique opportunity to look at some of our eCommerce businesses and with a recognition that ChoicePoint is a business, as I will show you in a minute, that's about generating cash. And so we got to create a very different kind of overall structure for businesses who's goal is to consume cash and to make sure we don't end up with two distinct business models trying to converge into one similar. So you look for us to create some eCommerce opportunities that are structured differently because of the cash requirements or the value creation opportunities and mechanisms in those different businesses. DBT enhances our eCommerce Web environment rather significantly. First is they've got a very robust distribution platform in KnowX.com. Second they have 40-50 Web-based Internet-oriented people that add to our technology team and give us much more significant resources into this particular area. And we believe combined between SearchPointe and KnowX we have one of the strongest presence in both the small business and consumer market for the distribution of information content via the Web. You can see again, DBT enhances the Web environment through three very strong products in the public records' environment, again in employee screening environment, and the consumer product KnowX.com.

         5.       On page 13 the following:

                  The balance sheet, you can see we believe we've got a very significant and strong balance sheet going forward that will only enhance with the merger of DBT. You can see the numbers here without DBT quickly, if adding DBT in, the EBITDA to interest number will actually go to 8.8 times. EBITDA to interest is 13.8, funded debt, the EBITDA drops to 1.4 and our debt to total capital will be about 37%. So we think it creates a very strong balance sheet with financial momentum, significant cash flow and what it really, the strongest revenue and financial dynamics that we've had for the business.

         6.       On pages 15 and 16 the following:

                  (Question inaudible) A: Well, ChoicePoint today at large has a product called SearchPointe(TM)which is our really only direct to consumer product and it is dealt for the verification of physician credentials. We created that product for really two reasons. One was to understand the Internet technology required to deliver our kind of credential verification in that environment. And secondly to understand more about the marketing delivery preferences of the consumer. We feel very good about that learning process, but it's not been a significant revenue generation opportunity for us. KnowX, which is DBT's consumer product, is really the leading Internet site or portal for the distribution of public records. Now what I would say is we think we will continue to expand delivery of the information to the consumer, but we will do it in a way that we think balances the consumer's right to privacy and the protection of some of that information and day-to-day need to better understand the relationships that they are forming on a business basis. I think the consumer environment will grow. We expect a much more significant amount of Internet activity on the business to business side or business to business to consumer side than we really do on the business to consumer side.

         7.       On page 16 the following:

                  (Question inaudible) A: That is correct. We will continue because we have a very significant resource in KnowX, we will continue to look both structurally as well as data-wise how we can enhance and continue to be the content provider underneath that. ChoicePoint strategy is to be more the data content engine underneath it.
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We probably won't be the front-end portal or whatever, strictly on our own. That doesn't fit our business model. It has whole set of financial characteristics to it, and so I wouldn't expect us to be the marketing front end of that kind of environment.

================================================================================

         In addition to ChoicePoint, the participants in this solicitation may include the directors of ChoicePoint: Ron D. Barbaro, James M. Denny, Tinsley
H. Irvin, Ned C. Lautenbach, C.B. Rogers, Jr., Derek V. Smith, Charles I. Story and Alan J. Taetle and the following officers and employees of
ChoicePoint: Douglas C. Curling (Chief Operating Officer and Treasurer), Michael S. Wood (Chief Financial Officer) and Kelly McLoughlin (Director Investor Relations). As of the date of this communication, none of these directors and officers of ChoicePoint beneficially owned more than 1% of the common stock of ChoicePoint, except for Derek V. Smith, who beneficially owned 3.3% of the common stock of ChoicePoint.

         ChoicePoint and DBT Online filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC") on March 14, 2000. The joint proxy statement/prospectus was amended on April 11, 2000 and declared effective on April 13, 2000. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by ChoicePoint will be available free of charge from the Secretary of ChoicePoint at 1000 Alderman Drive, Alpharetta, Georgia 30005, Telephone 770-752-6000. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.